                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K



(Mark One)
[X] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934
For the fiscal year ended December 31, 2001

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act
    of 1934
For the transition period from                 to
                               ---------------    -----------------


COMMISSION FILE NUMBER:  0-8454


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


        THE GRADALL COMPANY HOURLY EMPLOYEES' SAVINGS AND INVESTMENT PLAN
                               406 MILL AVENUE, SW
                           NEW PHILADELPHIA, OH 44663


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              JLG INDUSTRIES, INC.
                                   1 JLG DRIVE
                          MCCONNELLSBURG, PA 17233-9533



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                              REQUIRED INFORMATION

The financial statements and related report, prepared in accordance with the financial reporting requirements of ERISA, listed below are furnished for The Gradall Company Hourly Employees' Savings and Investment Plan (the Plan). The pages referred to are the numbered pages in the Plan's audited financial statements for the years ended December 31, 2001 and 2000.

                                                                Pages
                                                                -----
Independent Auditor's Report                                      1
Audited Financial Statements and Supplemental Schedule           2-9



                                    EXHIBITS

23       Consent of Independent Auditors



                                    SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                 The Gradall Company
                                              Hourly Employees' Savings
                                                 and Investment Plan
                                                   (Name of Plan)



Date:  January 21, 2003                  /s/ Thomas D. Singer
                                         -------------------------------------
                                         Thomas D. Singer
                                         Senior Vice President, General Counsel
                                         and Secretary



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                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          AUDITED FINANCIAL STATEMENTS
                           DECEMBER 31, 2001 AND 2000


                                    CONTENTS

                                                                           PAGE
                                                                           ----
Independent Auditor's Report  ............................................   1
Statements of Net Assets Available for Benefits
  as of December 31, 2001 and 2000  ......................................   2
Statement of Changes in Net Assets Available for Benefits
  for the Year Ended December 31, 2001....................................   3
Notes to Financial Statements ............................................ 4-8
Schedule of Assets Held for Investment Purposes at End of Year............   9



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                                                                       PAGE 1


                                               December 10, 2002

The Gradall Company Hourly Employees'
Savings and Investment Plan
New Philadelphia, OH 44663

                          Independent Auditor's Report

We have audited the accompanying statements of net assets available for benefits of The Gradall Company Hourly Employees' Savings and Investment Plan as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Gradall Company Hourly Employees' Savings and Investment Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes as the End of the Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



                                               /s/ Rea & Associates, Inc.


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                                                                      PAGE 2

                               THE GRADALL COMPANY
                  HOURLY EMPLOYEES'SAVINGS AND INVESTMENT PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 2001 AND 2000

                                                             2001                2000
                                                          ----------          ----------
Participant directed investments, at fair value:
  Mutual Funds                                            $8,495,882          $9,499,902
  JLG stock                                                        2                  --
  Participant loans                                          382,436             438,933
                                                          ----------          ----------
    Total investments                                      8,878,320           9,938,835

Receivables:
  Contributions - employees                                   16,339              25,225
                                                          ----------          ----------

  Net assets available for benefits                       $8,894,659          $9,964,060
                                                          ==========          ==========




        The accompanying notes are an integral part of these statements.


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                                                                        PAGE 3

                               THE GRADALL COMPANY
                  HOURLY EMPLOYEES' SAVINGS AND INVESTMENT PLAN

                       STATEMENT OF CHANGES IN NET ASSETS
                             AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2001



ADDITIONS:
  Investment income:
    Net depreciation
      in fair value                           $  (592,108)
    Interest and dividends                         97,701

  Contributions - employees                       546,463
                                              -----------

     Total additions                               52,056

DEDUCTIONS:
  Distributions to participants                (1,127,443)
  Administrative expenses                            (100)
                                              -----------

  Total deductions                             (1,127,543)

     Net decrease prior to transfers           (1,075,487)

  Transfers from other plans                        6,086
                                              -----------

       Net decrease                            (1,069,401)

NET ASSETS AVAILABLE FOR
  BENEFITS, beginning of year                   9,964,060
                                              -----------

NET ASSETS AVAILABLE FOR
  BENEFITS, end of year                       $ 8,894,659
                                              ===========




        The accompanying notes are an integral part of these statements.


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                                                                         PAGE 4

                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:    PLAN DESCRIPTION

           The following brief description of The Gradall Company Hourly Employees' Savings and Investment Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

           Organization
           The Plan was established effective January 1, 1987 and is a defined contribution plan covering all eligible hourly employees of The Gradall Company (the "Company"). The purpose of the Plan is to provide retirement and other benefits to eligible employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

           Administration
           The Plan is administered by an Advisory Committee (the "Committee") consisting of three employees of the Company. The Committee interprets the Plan document, establishes procedures to implement provisions of the Plan, approves benefit payments due participants, and authorizes other disbursements from the Plan. The Committee has engaged Mass Mutual Life Insurance Company as custodian (the "Custodian") for the Plan assets.

           Participation
           Hourly employees are eligible to participate in the Plan beginning the first January 1 or July 1 after completion of three months of service. Upon enrollment in the Plan, a participant may direct employee contributions in 5% increments in any of twelve investment options, including JLG Industries, Inc. ("JLG") stock. The Company is a subsidiary of JLG.

           Participants may change their investment options at any time, via telephone or Internet.

           Participant Loans
           Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loan transactions are treated as a transfer to
           (from) the investment fund from (to) the loan fund. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Committee. Interest rates are based on prime plus one percent. Principal and interest are paid ratably through monthly payroll deductions.

           Contributions
           The Plan provides for contributions by employees, through salary reductions. There are no employer matching contributions.

           Each participating employee elects to enter into a written salary reduction agreement with the Company, thereby contributing to his or her salary reduction account a whole percentage of compensation per payroll period, not to exceed 15% of gross compensation up to a maximum of $10,500.


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                                                                        PAGE 5

                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1:    PLAN DESCRIPTION (Continued)

           Distributions
           Participants' accounts are payable upon attaining age 59 1/2 and election by the participant or age 70 1/2 with or without an election by the participant, termination of employment, retirement due to permanent physical disability, or at death. The Plan allows a participant to apply a portion of any contributions made to the participant's account toward the purchase of whole life insurance policies which designate the trustees as the owners of the policies; however, the policies are for the sole benefit of the participant or his/her beneficiary. The cash surrender value of these policies is not included in plan assets. A non-hardship withdrawal of the participant's salary reduction account is also allowed upon attainment of age 59 1/2 by filing a written request with the plan administrator at least thirty days prior to the proposed withdrawal date. The Plan also provides for the withdrawal, less any earned interest, of the participant's salary reduction account or the vested portion of his/her employer account in certain hardship situations.

           Participant Accounts
           Each participant's account is credited with the participant's contribution and an allocation of plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

           Vesting
           Participants are immediately vested in their contributions plus actual earnings thereon.

NOTE 2:    SUMMARY OF ACCOUNTING PRINCIPLES

           The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

           Basis of Accounting
           The accompanying financial statements have been prepared on the accrual basis of accounting.

           Estimates
           The preparation of financial statements in conformity with generally accepted accounting principles requires the Committee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

           Investment Valuation
           The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost which approximates fair value.

           Administrative Costs
           All costs of administering the Plan are paid by the Company.


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                                                                        PAGE 6

                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 3:    INVESTMENTS

           The following presents investments that represent 5% or more of the Plan's net assets:

           2001
           Mutual Funds:
             MM Money Market                                  $1,679,495
             MM Growth Equity                                  1,532,411
             MM Large Cap Growth                               1,224,761
             Quest Balanced                                    1,103,314
             MM Small Cap Growth                                 662,826
             MM Int'l Equity                                     540,177
             MM Mid Cap Growth II                                503,551


           2000
           Mutual Funds:
             Morley Capital Stable Value Fund                 $1,799,521
             Washington Mutual                                 1,318,963
             Wilshire Target Large Growth                      1,317,325
             PIMCO Mid Cap Growth                                631,192
             Alliance Premier Growth                             619,527
             Oppenheimer Quest for Value Balanced Fund           571,344
             Janus Advisor Balanced Fund                         537,166
             Munder Index 500                                    526,502

           During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                    2001              2000
                                                 ---------          ---------

             Mutual Funds                        $(592,108)         $(916,128)
                                                 =========          =========

NOTE 4:    TAX STATUS

           The Plan obtained its latest determination letter on March 9, 1995, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Committee believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.


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                                                                        PAGE 7

                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5:    TERMINATION OF THE PLAN

           The Company intends to continue the Plan indefinitely; however, the Company reserves the right to reduce, suspend or discontinue contributions to the Plan or to terminate the Plan at any time by vote of its Board of Directors. Upon termination of the Plan, all amounts credited to the participants' accounts shall become fully vested. Timing of distribution of Plan assets would be determined by the Company's Board of Directors.

NOTE 6:    REPORTABLE TRANSACTIONS

           All contributions made to the Plan are deposited with the Custodian who invests them as directed by the participants. Therefore, all transactions with the Custodian are considered to be reportable transactions, as defined by the Department of Labor.

NOTE 7:    OTHER INVESTMENT INCOME

           The Plan permits participants to apply a portion of any contributions made to their account toward the purchase of whole life insurance policies which designate the trustees as the owners of the policies; however, the policies are for the sole benefit of the participants or their beneficiaries. Accordingly, the cash surrender value of these policies is not included as a plan asset, and the investment income earned by the policies is not included in plan earnings. When participants elect, however, to cancel their policies, the accumulated cash surrender value is allocated to their plan account balances in the same manner as contributions. This policy surrender income represents all of the income classified as other investment income.

NOTE 8:   RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500

           The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2001 to Schedule H of Form 5500:

                                                                                      2001
                                                                                   ----------

          Net assets available for benefits per the financial statements           $8,894,659

          Contributions receivable - employees                                        (16,339)
                                                                                   ----------

          Net assets available for benefits per Schedule H to the Form 5500        $8,878,320
                                                                                   ==========



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                                                                        PAGE 8

                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8: RECONCILIATION OF FINANCIAL STATEMENTS TO SCHEDULE H OF FORM 5500 (Continued)

           The following is a reconciliation of contributions received per the financial statements for the year ended December 31, 2001 to Schedule H of Form 5500:

          Contributions received per the financial statements                                      $546,463

          Contributions receivable per the financial statements at December 31, 2001               (16,339)

          Contributions receivable per the financial statements at December 31, 2000                 25,225
                                                                                                   --------

          Contributions received per Schedule H of Form 5500                                       $555,349
                                                                                                   ========


           Contributions are recorded on Schedule H of Form 5500 in the year they are received.


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                                                                        PAGE 9

                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN
                                 ID# 34-1405233
                              Form 5500 - Plan 005
                                December 31, 2001

Part I Schedule of Assets Held for Investment Purposes at End of Year

  (a)                       (b)                                  (c)                    (d)             (e)
         Identity of issue, borrower, lessor, etc.            Description               Cost        Current Value
------   -----------------------------------------      ----------------------       ----------     -------------
*        MassMutual                                     Group Annuity Contract
                                                        Outside Fund                   $378,428        $370,526
                                                        Outside Fund                    422,137         440,003
                                                        SIA-LC                          600,050         662,826
                                                        SIA-LG                        1,675,072       1,679,502
                                                        SIA-LI                          514,021         540,177
                                                        SIA-LJ                        1,151,729       1,224,761
                                                        SIA-LL                        1,462,906       1,532,411
                                                        SIA-LV                          355,649         388,755
                                                        SIA-NB                        1,085,440       1,103,314
                                                        SIA-NM                           48,232          49,932
                                                        SIA-W9                          457,861         503,551
         Participant Loans                              6.000000 - 10.50000                             382,436




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                               THE GRADALL COMPANY
                            HOURLY EMPLOYEES' SAVINGS
                               AND INVESTMENT PLAN


                                  EXHIBIT INDEX


Exhibit No.       Description
-----------       -----------
    23            Consent of Independent Auditors